1 THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken, please seek your own financial advice from your stockbroker, solicitor, accountant or other appropriately authorised independent financial adviser. If you have recently sold or transferred all of your shares in Autolus Therapeutics plc, you should forward this document and any accompanying documents to your bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or transferred only part of your holdings, you should retain these documents. The registered office of Autolus Therapeutics plc is The MediaWorks, 191 Wood Lane, London W12 7FP, United Kingdom. Autolus Therapeutics plc is incorporated and registered in England and Wales under the Companies Act 2006, with company number 11185179. Autolus Therapeutics plc’s website is www.autolus.com and telephone number is +44 20 3829 6230. Autolus Therapeutics plc Notice of Annual General Meeting 2023 To be held at: The Studio, WestWorks, White City Place, London W12 7FQ. On: Friday, 30 June 2023, commencing at 11:00 a.m. (British Summer Time).

2 How to vote Autolus Therapeutics plc (“Autolus” or the “Company”) has ordinary shares, which are capable of being held in certificated form or dematerialised and held in CREST, and may also be represented by American Depositary Shares (“ADSs”), with each ADS representing one ordinary share. Your votes matter. You are strongly encouraged to vote your shares by appointing the chair of the 2023 annual general meeting (“AGM”) as your proxy. You may also attend the AGM in person. For more information: - holders of ordinary shares should refer to the notes on pages 9 – 10; and - holders of ADSs should refer to the notes on page 11. How to attend The Company’s AGM will be held at The Studio, WestWorks, White City Place, London W12 7FQ on 30 June 2023. The AGM will commence at 11:00 a.m. (British Summer Time). If you receive your notifications by email, you will be asked to show a copy, either on an electronic device or as a print out. Please bring your admission card, if you have one and be prepared to provide evidence of your shareholding and/or identity. If you are attending on behalf of a registered holder of shares you must bring photographic proof of identity and evidence of your appointment to represent that shareholder, including their admission card if possible. This includes people appointed as proxies, corporate representatives and those with power of attorney. Please refer to the notes on pages 9 – 11. If you are bringing a guest, please let us know in advance. How to order paper copies You can order a paper copy of this notice or any other company report at www.autolus.com. Copies will also be available at the AGM.

3 Chairman’s letter Dear Shareholder, 2023 Annual General Meeting of Autolus Therapeutics plc On behalf of the Company’s board of directors (each, a “Director” and together, the “Board”) and senior management, I look forward to welcoming you to the Company’s 2023 Annual General Meeting at The Studio, WestWorks, White City Place, London W12 7FQ, on 30 June 2023. The AGM will start at 11:00 a.m. British Summer Time. At the AGM, we will be discussing our performance during the fiscal year ending on 31 December 2022, and our strategy. Full details of the fiscal year in review are set out in the 2022 Autolus Annual Report and Accounts (the “2022 Annual Report and Accounts”), which can be found at www.autolus.com. Business of the AGM The business we will discuss at the AGM is made up of resolutions that we regularly bring to shareholders. For a more robust update on the Company’s business, and full details of the fiscal period in review, you should consult the Company’s 2022 Annual Report and Accounts, including and the associated reports of the Directors and auditors, and also the Company’s 2022 Annual Report on Form 20-F, which can be found at www.autolus.com. Recommendation The formal notice of AGM is set out on pages 4 – 5 of this notice and an explanation of each of the resolutions to be considered at the AGM may be found on pages 6 – 8 of this notice. Your Directors consider that all of the resolutions that are being proposed to the AGM are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company for the benefit of its shareholders as a whole. Accordingly, your Directors unanimously recommend that you vote in favour of the resolutions as each of the Directors with personal holdings of shares in the Company intends to do in respect of their own beneficial holdings of shares. Your votes do matter. Information about how to vote at the AGM is given on pages 9 – 11 of this notice. If you cannot attend the AGM, please vote your shares by appointing a proxy. Thank you for your ongoing support of Autolus. John Johnson Non-Executive Chairman 5 June 2023

Notice of 2023 Annual General Meeting 4 Notice is hereby given that the 2023 Annual General Meeting of Autolus Therapeutics plc will be held at The Studio, WestWorks, White City Place, London W12 7FQ on 30 June 2023 commencing at 11:00 a.m. (British Summer Time), for the transaction of the following business. This notice is being sent to you because, as of Wednesday, 31 May 2023 (being the latest practicable date before publication of this notice), you are registered as a holder of ordinary shares in the register of members of the Company. However, this notice will also be made available to holders of ADSs and contains information relevant to holders of ADSs. All resolutions to be considered at the AGM will be proposed as ordinary resolutions. That means that for each of the resolutions to be passed, more than half of the votes cast must be in favour of the resolution. The Board considers that all resolutions to be considered at the AGM are in the best interests of the Company and its shareholders and are most likely to promote the success of the Company for the benefit of its shareholders as a whole and recommends that you vote in favour of such resolutions. You can order a paper copy of this notice or any other company report at www.autolus.com. Ordinary resolutions Resolution 1 Report and accounts To receive and adopt the Company’s accounts for the financial year ended 31 December 2022 and the associated reports of the Directors and auditors (the “2022 Annual Report and Accounts”). See the notes on page 6. Resolution 2 Directors’ remuneration report To approve the Directors’ remuneration report (excluding the Directors’ remuneration policy set out on pages 21 to 32 (inclusive) of the Directors’ remuneration report), which is set out on pages 18 to 41 (inclusive) of the 2022 Annual Report and Accounts. See the notes on page 6. Resolution 3 Re-appointment of auditors and determination of auditors’ remuneration To re-appoint Ernst & Young LLP as auditors of the Company to hold office from the conclusion of the AGM until the conclusion of the AGM of the Company to be held in 2024 and to authorise the Directors to determine the auditors’ remuneration. See the notes on page 6. Resolution 4 Director re-election To re-elect Mr. J Berriman as a Director. See the notes on pages 6 – 7 and the biography of Mr. J Berriman on page 7. Resolution 5 Director re-election To re-elect Dr. K Dhingra as a Director. See the notes on pages 6 – 7 and the biography of Dr. K Dhingra on pages 7 – 8. Resolution 6 Director re-election To re-elect Mr. J Johnson as a Director. See the notes on pages 6 – 7 and the biography of Mr. J Johnson on page 8.

5 Notice of 2022 Annual General Meeting (cont’d) The results of the polls taken on the resolutions at the AGM and any other information required by the Companies Act will be made available on the Company’s website (www.autolus.com/investor-relations/agm) as soon as reasonably practicable following the AGM and for the required period thereafter. BY ORDER OF THE BOARD Alex Driggs Company Secretary 5 June 2023 The registered office of Autolus Therapeutics plc is The MediaWorks, 191 Wood Lane, London W12 7FP, United Kingdom. Autolus Therapeutics plc is incorporated and registered in England and Wales under the Companies Act, with company number 11185179. Autolus Therapeutics plc’s website is www.autolus.com and telephone number is +44 20 3829 6230.

Notes to Resolutions 6 Notes to resolution 1 Report and accounts The Companies Act requires the directors of a public company to lay before the company in general meeting copies of the directors’ reports, the independent auditor’s report and the audited financial statements of the company in respect of each financial year. For the financial year ended 31 December 2022, these are all contained in the 2022 Annual Report and Accounts. In accordance with best practice, the Company proposes an ordinary resolution to receive and adopt the 2022 Annual Report and Accounts, a copy of which may be found at: www.autolus.com/investor-relations/agm. Notes to resolution 2 Directors’ remuneration report Resolution 2 seeks shareholder approval for the Annual Statement by the Chairman of the Compensation Committee and Annual Report on Remuneration which can found on pages 18 to 41 (inclusive) of the 2022 Annual Report and Accounts. The Directors’ report on remuneration sets out details of each Director’s remuneration during the financial year ended 31 December 2022. In accordance with the relevant regulations, the resolution is an advisory vote and does not affect the remuneration already paid to any Director. Notes to resolution 3 Re-appointment of auditors and determination of auditors’ remuneration Resolution 4 seeks shareholder approval for the re-appointment of Ernst & Young LLP as the Company’s auditors until the conclusion of the next AGM at which the Company’s accounts are laid before shareholders. This resolution also seeks authority to give the Directors power to set the remuneration of the Company’s auditors. The Directors recommend Ernst & Young LLP’s reappointment and seek authority to determine their remuneration. The Board will delegate to the audit committee the authority to determine the auditors’ remuneration. The audit committee will continue to consider the reappointment of the external auditor each year before making a recommendation to the Board. The audit committee reviews the fee structure, resourcing and terms of engagement for the external auditor annually. Notes to resolutions 4, 5 and 6 Re-election of Directors The Directors are divided into three classes designated as “Class I”, “Class II” and “Class III”. Only the Directors in Class II are required by the Company’s articles of association to retire and offer themselves for re-election at the 2023 AGM of the Company. At the following two annual general meetings, the Directors in Class III and Class I, respectively, shall retire from office and be eligible for re-appointment. In accordance with this requirement, Mr. J Berriman, Dr. K Dhingra and Mr. J Johnson will retire and offer themselves for re-election as directors. At the Board’s request, Mr. J Johnson, who had previously decided not to stand for re-election at this year’s AGM, has reconsidered that decision and has agreed to stand for re-election on the slate of nominees being proposed by the Board of Directors and, if re-elected, to remain as Chairman of the Board of Directors.

7 Notes to resolutions (cont’d) The nomination committee identifies, evaluates and recommends to the board candidates for appointment or reappointment as directors and for appointment as company secretary. The nomination committee keeps the diversity, mix of skills, experience and knowledge of the board under regular review and seeks to ensure an orderly succession of directors. The outside directorships and broader commitments of the non-executive directors (including time commitments) are also monitored by the nomination committee. The nomination committee’s reasons for the election or re-election of directors are set out with the biography of each director, as are descriptions of the directors’ skills and experience. In respect of each of the non-executive directors, the Board has fully considered whether each director is free from any relationship that could materially interfere with the exercise of his or her independent judgment. The Board has determined that each of these non-executive directors is considered to be independent. Mr. J Berriman, Dr. K Dhingra and Mr. J Johnson are recommended by the board for re-election. Notes to resolution 5 John Berriman Non-Executive Director John Berriman has served on our Board since August 2014. He serves as chairman of the boards of directors of Confo Therapeutics NV, a position he has held since December 2016, Depixus SAS, a position he has held since December 2015, and Autifony Therapeutics Ltd, a position he has held 2011. He previously served as chairman of the board of directors of ReNeuron Group plc between April 2015 and September 2020; as chairman of the board of directors of Heptares Therapeutics Ltd from 2007 until its acquisition by Sosei Group in February 2015; as chairman of the board of directors of Algeta ASA from 2004 through its listing on the Oslo Stock Exchange in 2007 and subsequently served as deputy chairman from 2008 until it was sold to Bayer AG in 2014; and as a director of Micromet, Inc. from May 2006 until it was sold to Amgen Inc. in 2012. Prior to this, from 1997 to 2004, he was a director of Abingworth Management, an international healthcare venture capital firm, where he was involved in founding, financing and serving as a director of several biotechnology companies in Europe and the United States, many of which obtained listings on public stock exchanges. Prior to that, Mr. Berriman spent 14 years with Celltech Group plc and was a member of its board when it listed on the London Stock Exchange in 1994. He holds a M.S in Chemical Engineering from the University of Cambridge and an M.B.A. from the London Business School. We believe that Mr. Berriman is qualified to serve on our Board because of his extensive experience in our industry, including his strategic management and operational experience, his experience serving on public company boards and his experience with public offerings, private investments and mergers. Notes to resolution 6 Kapil Dhingra Non-Executive Director Kapil Dhingra, M.D. has served on our Board since August 2014. Dr. Dhingra currently serves as the managing member of KAPital Consulting, LLC, a healthcare consulting firm he founded in June 2008. Dr. Dhingra has over 30 years of experience in oncology clinical research and drug development. From 1999 to 2008, Dr. Dhingra worked at Hoffmann-La Roche, where he served in roles of increasing responsibility, most recently as vice president, head of the oncology disease biology leadership team and head of oncology clinical development. From

Notes to resolutions (cont’d) 8 2000 to 2008, he held a clinical affiliate appointment at Memorial Sloan Kettering Cancer Center. From 1996 to 1999, Dr. Dhingra worked at Eli Lilly and Company where he served in roles of increasing responsibility, most recently as senior clinical research physician. Dr. Dhingra also served as a clinical associate professor of medicine at the Indiana University School of Medicine from 1997 to 1999. Prior to Eli Lilly and Company, Dr. Dhingra was a member of the faculty of the MD Anderson Cancer Center of the University of Texas from 1989 to 1996. Dr. Dhingra has served on the boards of directors of LAVA Therapeutics BV since February 2021, Black Diamond Therapeutics since January 2021, Replimune Limited since July 2017, Median Technologies, a medical imaging software company, since June 2017, and Mariana Oncology (previously known as Curie Therapeutics) since January 2022. Dr. Dhingra previously served as a member of the boards of directors of BioVex from 2009 until its acquisition by Amgen Inc. in 2011, Micromet, Inc. from February 2009 until its acquisition by Amgen Inc. in 2012, YM Biosciences Inc. from 2012 until its acquisition by Gilead Sciences, Inc. in February 2013, Algeta ASA from 2010 until its acquisition by Bayer in March 2014 and EpiTherapeutics ApS from January 2014 until its acquisition by Gilead in May 2015, Advanced Accelerator Applications S.A., a pharmaceutical company, from April 2014 until its acquisition by Novartis in January 2018, Exosome Diagnostics from 2012 until its acquisition by Bio-Techne Corporation in August 2018, and Five Prime Therapeutics, Inc., a biotechnology company, from December 2015 until its acquisition by Amgen in April 2021. Dr. Dhingra holds an M.D. from the All India Institute of Medical Services in New Delhi, India and has performed postgraduate work at the All India Institute of Medical Services, the Lincoln Medical and Mental Health Center of New York Medical College and Emory University School of Medicine. We believe that Dr. Dhingra is qualified to serve on our Board because of his extensive experience in executive positions with several pharmaceutical companies and in the clinical development of pharmaceuticals in several therapeutic areas, including in oncology, and his experience serving on the boards of numerous publicly traded life science companies. Notes to resolution 7 John Johnson Non-Executive Director John H. Johnson was appointed as our Chairman of the Board in September 2021. Since May 2022, he has served as the Chief Executive Officer and a non-executive director of Reaction Biology, a provider of drug discovery services. Previously, he served as Chief Executive Officer of Strongbridge Biopharma plc, between July 2020 and October 2021, until its acquisition by Xeris Biopharma Holdings. Since October 2021, he has served as a non- executive director for Xeris. He previously served as Strongbridge’s Chairman of the board of directors from March 2015 until November 2019 and Executive Chairman from November 2019 until July 2020. Additionally, he has served as a member of the board of directors of Verastem, Inc. since April 2020, and Axogen, Inc. since July 2021. Mr. Johnson recently served as a board member of Melinta Pharmaceuticals, Inc. through September 2019, having served as Chief Executive Officer from February 2019 through August 2019 and as interim Chief Executive Officer from October 2018 through February 2019. Mr. Johnson is the former lead independent director of Sucampo Pharmaceuticals, Inc., from January 2016 until February 2018, and a former director of Histogenics Corporation, from November 2013 until February 2019, AVEO Pharmaceuticals, Inc., from February 2018 until February 2019, and Portola Pharmaceuticals, Inc., from March 2014 until July 2020. From July to November 2018, Mr. Johnson served as an interim executive officer of Portola. He is a recognised leader in the biopharmaceutical industry with more than 30 years of experience at leading global organizations, including Johnson & Johnson, Eli Lilly & Company, ImClone, and Pfizer, Inc. John previously served on the board of directors of Pharmaceutical Research and Manufacturers of America (PhRMA), the Health Section Governing Board of Biotechnology Industry Organizations (BIO), and BioNJ, and holds a BS from the East Stroudsburg University of Pennsylvania. We believe that Mr. Johnson is qualified to serve on our Board because of his extensive experience serving on boards of directors of life science companies.

Voting information for holders of ordinary shares and ADSs 9 Holders of ordinary shares When is my voting entitlement fixed? To vote at the AGM you must be a registered holder of ordinary shares at 6:00 p.m. (British Summer Time) on Wednesday, 28 June 2023 (or, if the AGM is adjourned, at 6:00 p.m. (British Summer Time) on the day two working days prior to the adjourned meeting). Your voting entitlement will depend on the number of ordinary shares that you hold at that time. The holders of ordinary shares are entitled to one vote per share on all matters that are subject to shareholder vote. How can I vote at the AGM? If you are a registered holder of ordinary shares, you can appoint the chair of the AGM or any other person to attend, speak and vote on your behalf. This person is called your proxy. Your proxy does not have to be a shareholder, but must attend the AGM to represent you. We recommend that shareholders appoint the chair of the AGM as their proxy. You can instruct your proxy how to vote. Where no specific instruction is given by you, your proxy may vote at their discretion or refrain from voting, as they see fit. You can appoint more than one proxy provided it is in relation to different shares within your holding. You can appoint a proxy and submit voting instructions: - by logging on to eproxyappointment.com and following the instructions; - by completing and returning the paper form of proxy (if one has been sent to you). Please read the instructions carefully to ensure you have completed and signed the form correctly. Any alterations must be initialled; or - via CREST (see further notes on page 14). If you own shares jointly with one or more other persons, then where more than one of the joint holders completes a proxy appointment, only the appointment submitted by the most senior holder will be accepted. For this purpose, seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior). By when do I have to submit my vote? Proxy appointments and voting instructions, including any amendments, must be received by Computershare Investor Services, the Company’s registrar (the “Registrar”), by 11:00 a.m. (British Summer Time) on Wednesday, 28 June 2023 (or, if the AGM is adjourned, 48 hours (excluding non-working days) prior to the time of the adjourned meeting). If you miss this deadline and wish to submit a new vote or amend an existing vote, you can only do so by attending the AGM in person and voting.

Voting information for holders of ordinary shares and ADSs (cont’d) 10 I already voted but have changed my mind – can I change my vote? You can submit a new voting instruction at any time before the time and date above. If you wish to amend a paper form of proxy, you must do so in writing and sign your new form of proxy. The voting instruction received last will be the one that is followed. I hold shares on behalf of several others – can I vote part of the holding separately? You can appoint more than one proxy using a paper form provided it is in relation to different shares. Corporate shareholders may either appoint one or more proxies using the paper form or via CREST, or alternatively appoint one or more corporate representatives in relation to different shares. Multiple proxies and corporate representatives may all attend and speak at the AGM and may vote the shares that their respective appointments represent in different ways. I am a CREST member – can I use the CREST system to vote? CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual (available via www.euroclear.com/CREST). CREST ID number: 3RA50 CREST Personal Members or other CREST Sponsored Members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. I have a power of attorney from a shareholder – how can I vote? You can vote using the paper form of proxy only. You must ensure that the valid power of attorney and the form of proxy have been deposited with the Registrar, Computershare Investor Services at The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom, by 11:00 a.m. (British Summer Time) on Wednesday, 28 June 2023 (or, if the AGM is adjourned, 48 hours (excluding non-working days) prior to the time of the adjourned meeting).

Voting information for holders of ordinary shares and ADSs (cont’d) 11 Holders of ADSs When is my voting entitlement fixed? To vote at the AGM you must be a holder of ADSs at 5:00 p.m. (Eastern Daylight Time) on Thursday, 25 May 2023 (or 10:00 p.m. (British Summer Time) on the same day) (the “ADS Record Date”). Your voting entitlement will depend on the number of ADSs you hold at that time. The holders of ADSs are entitled to one vote per ADS on all matters that are subject to shareholder vote. How can I attend the AGM in person? ADS holders cannot attend or vote at the AGM. How can I vote the Ordinary Shares represented by my ADSs at the AGM? If you are a registered holder of ADSs as of the ADS Record Date you will be able to instruct the depositary, Citibank, N.A. (the “Depositary”), to vote the Ordinary Shares represented by your ADSs on your behalf by completing and returning an ADS voting instruction card to the Depositary no later than the time and date specified in the ADS voting instruction card. The Depositary will send to registered holders of ADSs as of the ADS Record Date an ADS voting instruction card and an explanatory Depositary Notice. Please read the instructions carefully to ensure you have completed and signed the ADS voting instruction card correctly. Any alterations must be initialled. If you are an ADS holder holding via a bank, broker or nominee, you would need to contact such said party to submit your vote through your bank, broker or nominee and complete the paperwork required by said party by their required deadlines. By when do I have to submit my vote? Paper voting instructions, including any amendments, must be received by the Depositary by 10:00 a.m. (Eastern Daylight Time) on Monday, 26 June 2023 (or 3:00 p.m. (British Summer Time) on the same day) in the manner and at the address specified in the ADS voting instruction card. If your instructions are not received by the Depositary by the appointed times, then under the terms of the Deposit Agreement between the Company and the Depositary your ADSs may, under certain circumstances, be voted by a person designated by the Company. I already voted but have changed my mind – can I change my vote? You can submit a new ADS voting instruction card at any time during the ADS voting period. If you wish to amend the ADS voting instruction card you must do so in writing and sign your new ADS voting instruction card. The ADS voting instruction card received last by the Depositary prior to the expiration of the ADS voting period will be the one that is followed. I hold my ADSs in street name – can I still vote? You should contact your bank, broker or nominee for information on how to vote your ADSs.

Other information (cont’d) 12 A copy of this notice and other information required by the Companies Act can be found at www.autolus.com/investor-relations/agm. Information rights Under the Companies Act, there are a number of rights that may now be available to indirect investors of the Company, including the right to be nominated by the registered holder to receive general shareholder communications direct from the Company. The rights of indirect investors who have been nominated to receive communications from the Company in accordance with section 146 of the Companies Act (“nominated persons”) do not include the right to appoint a proxy. However, nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights. If you have been so nominated to receive general shareholder communications direct from the Company, it is important to remember that your main contact in terms of your investment remains with the registered shareholder or custodian or broker, or whoever administers the investment on your behalf. You should also deal with them in relation to any rights that you may have under agreements with them to be appointed as a proxy and to attend, participate in, and vote at the AGM, as described above. Any changes or queries relating to your personal details and holding (including any administration thereof) must continue to be directed to your existing contact at your investment manager or custodian. The Company cannot guarantee dealing with matters that are directed to us in error. The only exception to this is where the Company is exercising one of its powers under the Companies Act and writes to you directly for a response. Statements related to the audit Members satisfying the thresholds in section 527 of the Companies Act can require the Company to publish a statement on its website setting out any matter relating to: - the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; and - any circumstances connected with an auditor of the Company ceasing to hold office since the last AGM, that the members propose to raise at the AGM. The Company cannot require the members requesting the publication to pay its expenses in connection with the publication. The company must forward a copy of the statement to the auditors when it publishes the statement on the website. The business which may be dealt with at the AGM includes any such statement that the company has been required to publish on its website. Shareholder requisition rights Members satisfying the thresholds in section 338 of the Companies Act can require the Company to give to members of the Company entitled to receive notice of the AGM, notice of a resolution which may properly be moved, and which those members intend to move, at the AGM, provided in each case that the requirements of that section are met and provided that

Other information (cont’d) 13 the request is received by the company not later than six weeks before the AGM or if later the time at which notice is given of the AGM. Total voting rights and share capital As at 31 May 2023 (the latest practicable date before the publication of this notice), the issued share capital of the Company was 173,691,066 ordinary shares.

Other information (cont’d) 14 Notes: The following notes further explain your general rights as a shareholder and your right to attend and vote at the AGM or to appoint someone else to vote on your behalf. Shareholders are strongly encouraged to vote your shares by appointing the chair of the AGM as your proxy. 1. You can vote either: 1.1. by logging on to eproxyappointment.com and following the instructions; 1.2. you may request a hard copy form of proxy directly from the Registrar, Computershare Investor Services, on Tel: +44 370 703 6238. Calls cost 12 pence per minute plus your phone company’s access charge. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 9:00 a.m. – 5:30 p.m. (British Summer Time), Monday to Friday excluding public holidays in England and Wales; or 1.3. in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out in notes 5-7 below. 2. The completed form of proxy, voting instruction via eproxyappointment.com or any CREST Proxy Instruction (as described in notes 5-7 below), as the case may be, must be received by Computershare Investor Services by 11:00 a.m. (British Summer Time) on Wednesday, 28 June 2023 (or, if the AGM is adjourned, 48 hours (excluding non-working days) prior to the time of the adjourned meeting). 3. If you return more than one proxy appointment, either by paper or electronic communication, the appointment received last by the Registrar before the latest time for the receipt of proxies will take precedence. You are advised to read the terms and conditions of use carefully. Electronic communication facilities are open to all shareholders and those who use them will not be disadvantaged. 4. The return of a completed form of proxy, electronic filing or any CREST Proxy Instruction (as described in notes 5-7 below) will not prevent a shareholder from attending the AGM and voting in person if he/she wishes to do so. 5. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM (and any adjournment of the AGM) by using the procedures described in the CREST Manual (available from www.euroclear.com/site/public/EUI). CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. 6. In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by Computershare Investor Services (ID number 3RA50) by 11:00 a.m. (British Summer Time) on Wednesday, 28 June 2023 (or, if the AGM is adjourned, 48 hours (excluding non-working days) prior to the time of the adjourned meeting). For this purpose, the time of receipt will be taken to mean the time (as determined by the timestamp applied to the message by the CREST application host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. 7. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Other information (cont’d) 15 8. Any shareholder attending the AGM has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the AGM but no such answer need be given if: (a) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information; (b) the answer has already been given on a website in the form of an answer to a question; or (c) it is undesirable in the interests of the Company or the good order of the AGM that the question be answered. 9. The Company shall make available for inspection any of the following documents in the usual course prior to and at the AGM: 9.1. copies of the executive director’s service contract; and 9.2. copies of the letters of appointment of the non-executive directors. 10. You may not use any electronic address (within the meaning of section 333(4) of the Companies Act) provided in either this notice or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated. A copy of this notice, and other information required by the Companies Act, can be found on the Company’s website at www.autolus.com.

Contact details 16 Autolus Therapeutics plc Registered Office: The MediaWorks 191 Wood Lane W12 7FP London United Kingdom Tel: +44 20 3829 6230 Registrar Computershare Investor Services plc The Pavilions Bridgwater Road Bristol BS99 6ZY United Kingdom Shareholder helpline - for information relating to your ordinary shares, please contact the Registrar on +44 370 703 6238. Calls outside the United Kingdom will be charged at the applicable international rate. The Registrar is open between 9:00 a.m. – 5:30 p.m. (British Summer Time), Monday to Friday excluding public holidays. ADS Depositary Citibank ADS Holder Services P.O. Box 43077 Providence, Rhode Island 02940-3077 USA Tel: 1-877-CITI-ADR (toll free) Tel: 1-781-575-4555 (outside US) Fax 1-201-324-3284 E-mail at: Citibank@shareholders-online.com